NATIXIS SECURITIES AMERICAS LLC
(A Wholly Owned Subsidiary of
Natixis North America LLC)
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5 (e)(3)
Under the Securities Exchange Act of 1934
as a public document.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Natixis Securities America LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC, (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2026

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2025
(In Thousands of U.S. dollars)

Assets

Cash	$	55,126
Securities borrowed		13,191,271
Securities received as collateral		5,173,283
Securities purchased under agreements to resell (includes $6,409,024 at fair value)		8,964,900
Securities owned, at fair value		235,101
Due from affiliates		25,072
Due from clearing corporations, brokers, dealers, and others		155,782
Accrued interest receivable		55,228
Other assets		21,020
Total assets	$	27,876,783

Liabilities and Member's Equity

Liabilities

Securities loaned	$	8,166,762
Obligation to return securities received as collateral		5,173,283
Securities sold under agreements to repurchase (includes $11,320,451 at fair value)		11,320,451
Securities sold, not yet purchased, at fair value		1,164
Borrowing from affiliate		351,999
Due to affiliates		1,308,782
Due to clearing corporations, brokers, dealers, and others		40,702
Accrued interest payable		34,553
Deferred taxes, net		3,308
Liabilities subordinated to claims of general creditors		150,000
Other liabilities		9,595
Total liabilities	$	26,560,599

Commitments and contingent liabilities (see Note 11)

Total member's equity		1,316,184
Total liabilities and member's equity	$	27,876,783

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a wholly owned subsidiary of Group Banque Populaire and Caisse d'Epargne ("BPCE").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of several types of activities, including principal and agency transactions in debt and equity securities and investment banking transactions through private placement and advisory activities. The Company also engages in securities financing transactions, which are collateralized by U.S. government, agency, equity, collateralized loan obligations, and corporate debt securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

The Company has identified its Management Committee as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

2. Summary of Significant Accounting Policies

Basis of financial information
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates generally include the fair value of securities owned, securities available for sale, and securities sold, not yet purchased, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell.

Cash
Cash represents deposits with financial institutions which may, at times, exceed Federal deposit insurance limits. As of December 31, 2025, the Company had no restricted cash.

Securities segregated for regulatory purposes
The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2025, the Company had $15 million in segregated securities included in Securities purchased under agreements to resell within the statement of financial condition.

Securities financing transactions
Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection. Securities borrowed and securities loaned are carried at contract value, plus accrued interest.

Securities received as collateral and obligation to return securities received as collateral
The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB"). The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

Securities purchased under agreements to resell, and securities sold under agreements to repurchase recorded as collateralized financing transactions. The Company has elected the fair value option (see Note 6) for certain of the securities purchased under agreements to resell and securities sold under agreements to repurchase. The remaining balance is carried at contract value, plus accrued interest. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by the counterparty returning securities or cash.

Securities owned, at fair value
Securities owned, at fair value consist of collateralized loan obligations, corporate bonds, and equity securities carried at fair value, and are recorded on a trade date basis.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First in First out ("FIFO") method. Additional information regarding securities owned, at fair value is provided within Note 6.

Fair value of financial instruments
ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date". A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs

in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1*. Quoted market prices in active markets for identical assets or liabilities.

- *Level 2*. Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in the market.

- *Level 3*. Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Due from/to affiliates

Due from affiliates represents receivables from affiliated entities and includes margin deposits relating to secured financing and sales remuneration which compensates the Company for services rendered.

Due to affiliates represents deposits relating to dealer, clearing activities, margin deposits and secured financing transactions with affiliates.

Due from/to clearing corporations, brokers, dealers, and others

Due from clearing corporations, brokers, dealers and others represents receivables from clearing organizations and includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables arising from unsettled regular way trades and others of securities operations. As these receivables generally do not give rise to material credit risk due to their short-term maturity, no allowance for credit losses is held against them.

Due to clearing corporations, brokers, dealers and others represent amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables arising from unsettled trades, and payables from broker, dealers, and others of securities operations.

Income taxes

Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is

determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

3. Recently Issued Accounting Standards

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), which requires more information about income taxes, particularly related to the rate reconciliation and income taxes paid information. Public business entities would be required to disclose additional categories of information regarding the rate reconciliation. The guidance would also require all entities to disclose income taxes paid, net of refunds, disaggregated by federal and state jurisdictions. The ASU effective date for public business entities is for annual periods beginning after December 15, 2024. The Company has fully evaluated this ASU effective January 1, 2025 and there is no material effect on the tax disclosures.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

As of December 31, 2025
(in thousands of U.S dollars)

	Gross Amount of Recognized Assets/Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets/Liabilities Presented on the Statement of Financial Condition	Gross amounts not offset within the Statement of Financial Conditions (2)		
				Financial instruments Collateral	Cash collateral received/pledged	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 13,191,271	$ -	$ 13,191,271	$ (12,652,955)	$ -	$ 538,316
Securities received as collateral	5,173,283	-	5,173,283	(5,173,283)	-	-
Securities purchased under agreements to resell	8,964,900	-	8,964,900	(8,964,900)	(44,732)	-
Offsetting of financial liabilities:						
Securities loaned	$ 8,166,762	$ -	$ 8,166,762	$ (8,128,941)	$ -	$ 37,821
Obligation to return securities received as collateral	5,173,283	-	5,173,283	(5,173,283)	-	-
Securities sold under agreements to repurchase	11,320,451	-	11,320,451	(11,312,460)	(54,407)	-

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset within the Statement of Financial Condition have not been met.

5. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	Overnight and Continuous	Up to 30 Days	Greater Than 30 to 90 Days	Greater Than 90 Days	Total
			As of December 31, 2025 (in thousands of U.S dollars)		
Securities lending transactions:					
Equity securities	$ 5,280,824	$ 2,096,225	$ 533,053	$ 256,660	$ 8,166,762
Obligation to return securities received as collateral:					
Equity securities	-	102,212	477,612	4,593,459	5,173,283
Repurchase agreements transactions:					
U.S. Treasury and Agency securities	-	6,966,156	335,000	-	7,301,156
Equity securities	-	760,000	40,000	-	800,000
Corporate Debts	-	1,131,409	23,460	1,547,615	2,702,484
Collateralized Loan Obligations	-	-	-	516,811	516,811

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs into the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in the active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the observability of valuation inputs may result in a transfer between levels for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
	Fair Value Measurements on a Recurring Basis as of December 31, 2025 (in thousands of U.S. dollars)			
Assets:				
Securities received as collateral	$ 5,124,689	$ 48,594	$ -	$ 5,173,283
Securities purchased under agreements to resell	-	6,409,024	-	6,409,024
Securities owned, at fair value:				
Equity securities	-	-	27,909	27,909
Corporate securities	-	99	-	99
Collateralized loan obligations	-	207,093	-	207,093
Total Securities owned, at fair value	$ -	$ 207,192	$ 27,909	$ 235,101
Liabilities:				
Obligation to return securities received as collateral	$ 5,124,689	$ 48,594	$ -	$ 5,173,283
Securities sold under agreements to repurchase	-	11,320,451	-	11,320,451
Securities sold, not yet purchased, at fair value:				
Corporate securities	-	1,164	-	1,164
Total Securities sold, not yet purchased, at fair value	$ -	$ 1,164	$ -	$ 1,164

- The fair value for securities purchased under agreements to resell and securities sold under agreements to repurchase classified as Level 2 is determined using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of equity securities classified as Level 3 represents equity investments held by the Company that are not traded in the public market. Fair value is based on an assessment of each underlying investment, based on internal and/or third-party valuation models, which utilize discounted cash flow analyses and market-based information, including comparable companies' transactions, among other factors. The significant unobservable inputs which are primarily driving the Level 3 classification include a P/E ratio of 22.6 and a liquidity discount of 55.0%.
- The fair value of collateralized loan obligations classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from a third-party market price quotation or dealer quote.
- The fair value of securities received as collateral and obligation to return securities received as collateral, classified as Level 1 comprise of instruments whose fair value is determined based on directly usable prices quoted on active markets. This mainly includes securities listed on a stock exchange or traded continuously on other active markets.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2025:

	December 31, 2024	Net realized/ unrealized gains included in principal transactions	Purchase/ Sales	December 31, 2025
Assets:				
Securities owned, at fair value:				
Equity securities	23,092	4,817	-	27,909
Total	$ 23,092	$ 4,817	$ -	$ 27,909

as of December 31, 2025 (in thousands of U.S. dollars)

There were no transfers in/out of Level 3 during the year ended December 31, 2025.

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value within the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the long-term subordinated note.

	Fair Value Measurements Not on a Recurring Basis as of December 31, 2025 (in thousands of U.S. dollars)				
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Securities borrowed	$ 13,191,271	$ -	$13,191,271	$ -	$ 13,191,271
Securities purchased under agreements to resell	2,555,876	-	2,555,876	-	2,555,876
Due from affiliates	25,072	-	25,072	-	25,072
Due from clearing corporations, brokers, dealers, and others	155,782	-	155,782	-	155,782
Liabilities:					
Securities loaned	$ 8,166,762	$ -	$ 8,166,762	$ -	$ 8,166,762
Borrowing from affiliates, net	351,999	-	351,999	-	351,999
Due to affiliates	1,308,782	-	1,308,782	-	1,308,782
Due to clearing corporations, brokers, dealers, and others	40,702	-	40,702	-	40,702
Liabilities subordinated to claims of general creditors	150,000	-	156,283	-	156,283

7. Due from/to clearing corporations, brokers, dealers, and others

As of December 31, 2025, amounts due from/to clearing corporations, brokers, dealers, and others consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations and others	$ 129,536	$ 18,619
Securities failed to deliver/receive	123	1,195
Unsettled trades	26,123	20,888
	$ 155,782	$ 40,702

8. Related Party Transactions

The Company entered into securities borrowed transactions with Natixis for $10.7 billion and securities loaned transactions with Natixis London Branch for $5.3 billion. The Company entered into securities purchased under agreements to resell of $1.4 billion and $3.6 billion with Natixis and Natixis New York Branch ("NYB"), respectively. The Company entered into securities sold under agreements to repurchase of $4 billion and $2.2 billion with Natixis and the NYB, respectively.

The Company entered into securities owned, at fair value of $1 million and recorded interest receivable of $22 thousand with BPCE.

Effective June 1, 2020, the Company entered into a revolving commitment of $350 million with Natixis, which was set to mature on January 31, 2026. The facility was terminated on January 12, 2026. Draws under this facility qualified as regulatory capital, and the Company paid a facility fee on the undrawn portion at an annual rate of 0.09%. Interest on draws, when used, was determined by mutual agreement between NSA and Natixis at the time of each advance.

Effective March 5, 2020, the Company and Natixis entered into a loan agreement whereby Natixis provided an uncommitted, unsecured line of credit for $300 million, later amended to $2.5 billion, which was due to mature on January 30, 2026. The facility increased to $3 billion on January 22, 2026 and extended to January 30, 2028. The Company shall bear interest at a rate specified on the related confirmation, calculated based on the principal amount of such loan outstanding at the end of each day. As of December 31, 2025, the Company had $352 million outstanding on the Natixis facility.

As of December 31, 2025, the Company had $23.5 million recorded in due from affiliates in relation to sales services with NYB.

As of December 31, 2025, the Company had an outstanding subordinated loan from NNA, of $150 million which originally matured December 31, 2025. The loan was renewed and approved by FINRA to a maturity of December 31, 2029, at an interest rate of compounded daily SOFR plus 198 basis points.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") which automatically renews annually on July 1 and incurs an unused commitment fee at an interest rate of 0.25%. As of December 31, 2025, the Company had no balance outstanding with NFC.

The Company and Natixis entered into a guarantee agreement whereby all the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis at a fee of 20 basis points of risk-weighed assets per annum.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2025:

(In Thousands of US dollars)

Assets

Securities borrowed	$	10,725,608
Securities purchased under agreements to resell		4,994,492
Securities owned, at fair value		1,019
Due from affiliates		25,072
Accrued interest receivable		25,170
Total assets	$	15,771,361

Liabilities

Securities loaned	$	5,280,825
Securities sold under agreements to repurchase		6,206,074
Borrowing from affiliates		351,999
Due to affiliates		1,308,782
Accrued interest payable		17,951
Liabilities subordinated to claims of general creditors		150,000
Total liabilities	$	13,315,631

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2025, the Company had net capital of $1.1 billion, which exceeded the amount required by $1.1 billion.

As of December 31, 2025, the Company had a reserve requirement pursuant to $1.1 million to Rule 15c3-3. The company had a reserve account balance of $15 million.

The subordinated loan, as disclosed in Note 8, has been approved by FINRA and qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

As of December 31, 2025, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 2,891
Gross deferred tax assets	2,891
Deferred tax liabilities	
Securities owned	(6,199)
Deferred taxes, net	**$ (3,308)**

The Company has recorded a payable to NNA of $5.2 million related to current taxes which is included in due to affiliates in the accompanying Statement of Financial Condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the temporary differences when these items become deductible for tax purposes.

As of December 31, 2025, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Statement of Financial Condition.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. As of December 31, 2025, the tax returns for the years ended December 31, 2022 and after remain subject to potential examination by the Internal Revenue Service, and the tax returns for the years ended December 31, 2021 and after remain subject to potential examination by New York State and New York City, constituting the major taxing jurisdictions.

Prior to an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, the Company's results were included in the results of Natixis U.S. Holdings Inc. ("NUSHI"), an indirect wholly-owned subsidiary of Natixis. The Company is currently under examination as part of the NUSHI group tax returns for 2018 by New York City.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2025.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"), a comprehensive package of tax and policy changes. The provisions relevant to the Company have been assessed and are not expected to have a material effect on our financial statements.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have an impact on its financial statements as of December 31, 2025.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with the se memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in these financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

As of December 31, 2025, the Company has commitments to enter into forward reverse repo of $957.6 million. There is no fair value attributed to these commitments.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $13.2 billion in connection with its securities financing activities as of December 31, 2025, which it can sell or re-pledge. All of these securities have been re-pledged to counterparties as of December 31, 2025.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral within the statement of financial condition. As of December 31, 2025, $5.2 billion was reported as securities received as collateral and as obligation to return securities received as collateral within the statement of financial condition. All of these securities have been re-pledged to counterparties as of December 31, 2025.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as non-cash transactions and does not recognize assets or liabilities within the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities through a clearing arrangement with The Bank of New York Mellon and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Although this activity may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur, the following actions are taken to mitigate this risk. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. Subsequent Events

The Company has evaluated events subsequent to December 31, 2025, through the date on which these financial statements were issued. Other than what's disclosed within Note 8, the Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

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